FORM 6-K

U.S. SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13A-16 OR 15D-16 UNDER THE
SECURITIES EXCHANGE ACT OF 1934

dated August 01, 2011

Commission File Number 1-15148

BRF–BRASIL FOODS S.A.
(Exact Name as Specified in its Charter)

N/A
(Translation of Registrant’s Name)

760 Av. Escola Politecnica
Jaguare 05350-000 Sao Paulo, Brazil
(Address of principal executive offices) (Zip code)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F. Form 20-F ___X___ Form 40-F _______

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): [ ]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): [ ]

 Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _______ No ___X____

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): Not applicable.

BRF REPORTS THIRD QUARTER SALES REVENUE OF

R$ 6.3 BILLION

NET INCOME GROWS 73% IN THE PERIOD

BRF Brasil Foods closed the third quarter with net sales of R$ 6.3 billion, 10.4% more than reported for the same period in 2010. Gross profits improved 13.5% to R$ 1.6 billion.

EBITDA reached R$ 722.5 million, equivalent to a margin of 11.5%, while net income amounted to R$ 365 million, an increase of 73%. The Company’s good earnings were driven by operating performance, particularly the meats business, combined with the capture of synergies. This was achieved despite the challenging foreign exchange scenario and the high cost of the main raw materials, both of which contributed to a squeeze on the quarter’s margins.

Domestic market sales revenue reported growth in relation to meats (18.5%) as well as dairy products (8.2%), surpassing the R$ 3.8 billion mark, an increase of 14%. The highlight in the period was in processed meat products (industrialized and frozen), which contributed with an increase in sales of about 24%.

Revenues from exports came to R$ 2.5 billion, 6% higher than in the third quarter of 2010. The performance registered on the Far Eastern, European, Middle Eastern and American markets offset the losses arising from the ban on the Russian market. The exchange rate affected the competitiveness of the company´s products sold on the international market for most of the quarter.

BRF’s investments totaled R$ 252.6 million. Of the total, more than 61.4% was dedicated to projects for productivity, improvements and automation, while 32.6% went to new projects.

ACCUMULATED NINE MONTHS 2011

In the first nine months of 2011. BRF registered net sales of R$ 18.6 billion, 14% better than the comparative period in 2010. Gross sales totaled R$ 4.7 billion in the period - equivalent to growth of 21%.

Net income between January and September was R$ 1.2 billion, a 180% year-on-year improvement and a reflection of the recovery in  export markets in the two initial quarters of the year together with the most satisfactory level of domestic business.

 EBITDA of R$ 2.3 billion represented an increase of 39%, with a margin of 12.5%.

São Paulo, October 27 2011

More Information:

CORPORATE COMMUNICATION

BRF BRASIL FOODS S/A

(11) 2322-5056/5055/5053

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this Report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date:   October 27, 2011

By:	/s/ Leopoldo Viriato Saboya

	Name:	Leopoldo Viriato Saboya
	Title:	Financial and Investor Relations Director